CS Financing Corporation
21 Tamal Vista Blvd., Suite 230
Corte Madera, CA 94925
415-927-7302

Mark Williams
Chief Financial Officer

February 3, 2009

Ms. Babette Cooper
Division of Corporation Finance,
Mail Stop 4561
Securities and Exchange Commission
Washington, DC 20549

Re:	CS Financing Corporation (the “Company”)
Form 10-Q for Fiscal Quarter Ended
September 30, 200
Filed November 13, 2008
File No. 333-129919

Dear Ms. Cooper:

This letter is in response to the comment letter of the Staff dated January 29, 2009.  For your convenience, we have reproduced the Staff’s comment preceding our response.

Form 10-Q as of September 30, 2008

Note 2 - Investment in Note Receivable, page F-7

1.           In your response to Comment 3 of our letter dated December 16, 2008, you discuss the situation related to one of the RES loans in default but do not provide information on the other RES loan in default.  Please address our previous comment with respect to the other loan.  Also, please tell us if RES expects to complete construction on its project by the time the loan matures and if not, how you factored this into determining that no bad debt reserve is required.

Response:    As described in our response date December 23, 2008, the Company has loaned money to RES, who, in turn, has made construction loans.    There are two projects in San Francisco that are on neighboring lots and were originally being developed by the same contractor, and, internally, we usually speak of these as one project even though they are technically two separate construction projects and two separate loans.    In our letter of December 23, 2008 when we spoke of the one loan we actually were referring to both of these loans.  To clarify and re-state, both of these two loans went into default and RES took over the completion of both loan properties and RES is completing both of the real estate construction projects and expects to complete both of the construction projects within the timeline of the original construction projects.   Upon maturity of the loan, RES has told us that it expects to be able to pay the full payment of principal and interest of both loans and accordingly no bad debt reserve has been taken against the loan to RES.  We apologize for the confusion in our letter dated December 23, 2008.

Please don’t hesitate to contact me, or Richard Dobson (our General Counsel) at the above telephone number, if you have any questions.

Sincerely,

__/s/ Mark Williams__
Mark Williams
Chief Financial Officer
CS Financing Corporation

cc:           Richard Dobson, Esq.